UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Memorandum of Understanding for Offering of Convertible Preferred Stock

On February 26, 2021, our Board of Directors approved a Binding Memorandum of Understanding (the “MOU”) regarding an exempt private offering of convertible preferred stock in the amount of up to $1,500,000 to a single investor. Under the MOU, the investor will purchase up to 100,000 shares of convertible preferred stock at a price of $15 per share. Each share of preferred stock will be convertible to shares of our common stock at a ratio of 15 shares of common stock for each share of preferred stock. All shares of common stock issuable upon conversion of the preferred stock will be subject to a two-year lock-up agreement running from the initial closing of the financing. Conversions will be limited such that the investor may not effect a conversion of the preferred stock to the extent that, immediately after such conversion, the investor would be the beneficial owner of more than 9.99% of our issued and outstanding common stock.

Formal documentation of the proposed private offering is pending and the offering is expected to close in the near future. Additional disclosures will be made immediately following the closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2021	KBS Fashion Group Limited

	By:	/s/
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Binding Memorandum of Understanding*

*	This document has been redacted.

3